SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                           FFVA Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   30242X 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No. 30242X 10 2             Schedule 13G                 Page 2 of 4 Pages
          -----------             ------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                     First Federal Savings Bank of Lynchburg
                     Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|                          (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Virginia

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                   0
                                                           -------

6.       Shared Voting Power:                              309,910
                                                           -------

7.       Sole Dispositive Power:                              0
                                                           -------

8.       Shared Dispositive Power:                         309,910
                                                           -------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
           309,910
           -------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*

11.      Percent of Class Represented by Amount in Row 9:   6.77      %
                                                         --------------

12.      Type of Reporting Person*: EP



                                * SEE INSTRUCTION

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)         Name of Issuer:  FFVA Financial Corporation
                  ---------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                     925 Main Street
                     Lynchburg, Virginia  24504-1238

Item 2(a)         Name of Person Filing:
                  ----------------------

                     First Federal Savings Bank of Lynchburg
                     Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  -------------------------------------  -----------------

Item 2(c)         Citizenship:  Virginia
                  ------------

Item 2(d)         Title of Class of Securities:  Common Stock
                  -----------------------------

Item 2(e)         CUSIP Number:                     30242X 10 2
                  ------------                      -----------

Item 3            Check whether the person filing is a:
                  ------------------------------------

Item  3(f)  X     Employee  Benefit  Plan,  Pension  Fund  which is  subject  to
           ---    the provisions of the Employee Retirement Income Security  Act of 1974.

Item 3(h)   X     Group, in accordance with Rule 13d- 1(b)(1)(ii)(H).
           ---

Item 3(a)(b)(c)(d)(e)(g) - not applicable.

Item 4(a)         Amount Beneficially Owned:                 309,910
                  --------------------------                 -------

Item 4(b)         Percent of Class:                  6.77  %
                  ----------------                  --------

Item 4(c)         Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote      -0-
                  (ii)     shared power to vote or to direct the vote  309,910
                  (iii)    sole power to dispose or to direct the
                              disposition of                             -0-
                  (iv)     shared power to dispose or to direct the
                              disposition of                           309,910

Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------
                                 Not applicable.

Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ----------------

                                 Not Applicable

Item 8            Identification and Classification of Members of the
                  ---------------------------------------------------
                  Group.
                  -----

                  This Amendment No. 2 to the Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(h) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not Applicable

Item 10           Certification.
                  --------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.




-----------------------------------------------         ------------------------
John W. Ferguson, Jr., as ESOP Committee member         Date



/s/ James L. Davidson, Jr.                              2/11/98
-----------------------------------------------         ------------------------
James L. Davidson, Jr., as ESOP Committee member        Date



/s/ Edward A. Hunt, Jr.                                 2/11/98
-----------------------------------------------         ------------------------
Edward A. Hunt, Jr., as ESOP Committee member           Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.

/s/ James E. McCausland                                 2/11/98
-----------------------------------------------         ------------------------
James E. McCausland, as ESOP Trustee                    Date




-----------------------------------------------         ------------------------
V. Howard Belcher, as ESOP Trustee                      Date



/s/ Thomas O. Doyle                                     2/11/98
-----------------------------------------------         ------------------------
Thomas O. Doyle, as ESOP Trustee                        Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustee as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the ESOP Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee and of shares beneficially owned as a Participant in the ESOP are as follows:

                                  Beneficial            Beneficial Ownership
    Name                       Ownership (1)(2)         as ESOP Participant
--------------------------------------------------------------------------------

John W. Ferguson, Jr.               41,869                     -0-
James L. Davidson                  244,706                    6,917
Edward A. Hunt, Jr.                 18,650                     -0-


         The ESOP Trustee and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a ESOP Trustee are as follows:


                                  Beneficial            Beneficial Ownership
    Name                       Ownership (1)(2)         as ESOP Participant
--------------------------------------------------------------------------------

James E. McCausland                 23,337                     -0-
V. Howard Belcher                   27,650                     -0-
Thomas O. Doyle                     32,049                     -0-


---------------------
(1) Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and as ESOP Trustee.
(2)      Includes stock options which are currently exercisable.